UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549




SCHEDULE 13G



Under the Securities and Exchange Act of 1934

(Amendment No. 1)*



NAME OF ISSUER

Peoples Bancorp Inc.



TITLE OF CLASS OF SECURITIES

Common Stock



CUSIP NUMBER

709789 10 1



Check the following box if a fee is being paid with this
statement.  NO     (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



* The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment ontaining information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



SCHEDULE 13G



CUSIP NO.

709789 10 1



1  NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Peoples Banking and Trust Company


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     n/a


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio


NUMBER OF SHARES BENEFICIALLY OWNDED BY EACH REPORTING PERSON
WITH

5  SOLE VOTING POWER

     87,908 shares (the reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of all these shares)



NUMBER OF SHARES BENEFICIALLY OWNDED BY EACH REPORTING PERSON
WITH

6  SHARED VOTING POWER

     137,534 shares (the reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of all these shares)


NUMBER OF SHARES BENEFICIALLY OWNDED BY EACH REPORTING PERSON
WITH

7  SOLE DISPOSITIVE POWER

     38,399 shares (the reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of all these shares)


NUMBER OF SHARES BENEFICIALLY OWNDED BY EACH REPORTING PERSON
WITH

8  SHARED DISPOSITIVE POWER

     187,043 shares (the reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of all these shares)


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     225,442 shares


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

     n/a


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.5%


12  TYPE OF REPORTING PERSON

     n/a




Item 1(A).   Name of Issuer.

     Peoples Bancorp Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices.

     P.O. Box 738
     Marietta, Ohio 45750


Item 2(a).   Names of Person Filing.

     The Peoples Banking and Trust Company


Item 2(b).   Address of Principal Business Office or, If None,
             Residence.

     P.O. Box 738
     Marietta, Ohio 45750


Item 2(c).    Citizenship.

     Ohio


Item 2(d).   Title of Class of Securities.

     Common Stock


Item 2(e).   CUSIP Number.

     709789 10 1


Item 3.

     The reporting person is a bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934, as amended.


Item 4.   Ownership.

     (a)  Amount beneficially owned:   225,442

     (b)  Percent of class:  15.5%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                     87,908 shares (1)

          (ii)   Shared power to vote or to direct the vote:

                    137,534 (1)

          (iii)  Sole power to dispose or to direct the
                 disposition of:

                 38,399 (1)

          (iv) Shared power to dispose or to direct the disposition of:

                 187,043 (1)

     (1) The reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of these shares.

     (2) Based upon a total of 1,456,746 issued and outstanding shares.


Item 5.   Ownership of 5% or Less of a Class.

     Not Applicable.


Item 6.   Ownership of More than 5% on Behalf of Another Person.

     Certain of the trusts in which shares of the issuer are invested and for which the reporting person is Trustee provide for the grantor and/or beneficiaries to share in the direction of the dividends and proceeds from the sale of issuer securities. No individual trust holds more than 5% of the total issued and outstanding shares of the issuer.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
	         Company.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.


Item 9.   Notice of Dissolution of Group.

     Not Applicable.


Item 10.   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      The Peoples Banking and Trust Company

                      By: Rose N. Haas

                      Print Name: Rose N. Haas

                      Its: Vice-President and Investment
                           Officer





Dated:  As of February 2, 1994.